SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 5)


                        MEM Company, Inc.
                        (Name of Issuer)


             Common Stock, par value $.05 per share
                 (Title of Class of Securities)


                          585-871-10-6
                         (CUSIP NUMBER)


    Elizabeth C. Mayer Grantor Trust dated December 14, 1988
                        MEM Company, Inc.
                  Northvale, New Jersey  07647
                         (201) 767-0100
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          June 22, 1996
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1
(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.











CUSIP No. 585-871-10-6
                               13D

1    NAME OF REPORTING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Elizabeth C. Mayer Grantor Trust dated 10/26/88
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

     NUMBER OF           7    SOLE VOTING POWER
       SHARES                 520,190 (See Item 5 attached
                              hereto)
     BENEFICIALLY
      0WNED BY           8    SHARED VOTING POWER
        EACH                  0 (See Item 5 attached hereto)
      REPORTING
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  520,190 (See Item 5 attached
                              hereto)

                         10   SHARED DISPOSITIVE POWER
                              0 (See Item 5 attached hereto)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              520,190

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              20.0%

14   TYPE OF REPORTING PERSON*
                              IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!



This Schedule 13D is amended and restated as follows:

Item 1.        Security and Issuer.

               The class of equity securities to which this statement relates is the common stock, par value $.05 per share ("MEM Common Stock"), of MEM Company, Inc. ("MEM", or the "Company"), which has its principal executive offices at Union Street Extension, Northvale, New Jersey 07647.

Item 2.        Identity and Background.

               (a)  This statement is being filed by the
                    Elizabeth C. Mayer Grantor Trust dated
                    December 14, 1988 (the "Trust").

               (b)  The Trust's business address is care of MEM
                    Company, Inc., Union Street Extension,
                    Northvale, New Jersey 07647.

               (c) The Trust is the beneficial owner of more than 10% of the outstanding MEM Common Stock.

               (d)  The Trust has never been convicted in a
                    criminal proceeding (excluding traffic
                    violations or similar misdemeanors).

               (e) In the last five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The Trust was organized in the United States of America and its provisions are governed by the laws of the State of New York.

Item 3.        Source and Amount of Funds or Other Consideration.

               The shares of MEM Common Stock beneficially owned by the Trust were acquired as a gift and as a beneficiary of the Stephen H. Mayer Grantor Trust dated October 26, 1988.





Item 4.        Purposes of Transaction.

               Except as noted below, the Trust has no plans or proposals which relate to or would result in any of the actions referred to in the text of Item 4 of Schedule 13D.

               In February 1996, the Company announced that the Board of Directors had appointed a Special Committee of the Board to consider strategic alternatives for the Company. In April 1996, the Company announced that it had retained Peter J. Solomon Company Limited, an investment banking firm, to advise it and the Special Committee in connection with the consideration of strategic alternatives.

               The Company, Renaissance Cosmetics, Inc. ("RCI") and Renaissance Acquisition, Inc., a wholly-owned subsidiary of RCI ("RAI"), entered into an Agreement and Plan of Merger, dated as of August 6, 1996 (the "Merger Agreement"), whereby at the effective time of the merger, RAI will be merged with and into MEM (the "Merger"), all of the issued and outstanding shares of MEM Common Stock (other than shares of MEM Common Stock held by MEM, RCI or their subsidiaries and by dissenters) will be converted into the right to receive $7.50 per share and MEM will become a wholly-owned subsidiary of RCI. Consummation of the Merger is subject to various conditions, including, but not limited to, RCI obtaining the financing to complete the Merger and the stockholders of MEM approving the Merger at a duly convened meeting of MEM's stockholders. A special meeting of the shareholders of MEM has been scheduled for October 25, 1996.

               The Trust has indicated that it intends to vote its shares of MEM Common Stock in favor of the Merger at the special meeting.

Item 5.        Interest in Securities of the Issuer.

               (a)  As of October 4, 1996, the Trust may be
                    deemed to be the beneficial owner of an
                    aggregate of 520,190 shares of MEM Common
                    Stock, constituting approximately 20.0% of the shares of MEM Common Stock outstanding.




               (b)  The trustee of the Trust is Gay A. Mayer.
                    Gay A. Mayer is the President, Chief
                    Executive Officer, a Director and Chairman of the Board of the Company. The business address of Mr. Mayer is c/o MEM Company, Inc., Union Street Extension, Northvale, New Jersey 07647. Mr. Mayer has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the last five years, Mr. Mayer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Mayer is a citizen of the United States of America.

                    The Trust was established on December 14,
                    1988 by Elizabeth C. Mayer for the benefit of Elizabeth C. Mayer, her spouse and their issue. The Trust acquired 106,887 of the shares of the MEM Common Stock it beneficially owns as a gift from Mrs. Mayer and 413,303 of the shares of MEM Common Stock it beneficially owns as a distribution to it as a beneficiary of the Stephen H. Mayer Grantor Trust.

               (c) Elizabeth C. Mayer ceased to be a trustee of the Trust upon her death on June 22, 1996 and the Trust became irrevocable.

               (d)  None.

               (e)  Not Applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the
               Issuer.

               Except as described in Items 4 and 5, the Trust is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to shares of MEM Common Stock, including, but not limited to, any agreements concerning (i) transfer or voting of any shares of MEM Common Stock; (ii)



               finder's fees; (iii) joint ventures; (iv) loan or option agreements; (v) puts or calls; (vi) guarantee of profits; (vii) division of profits or loss; or (viii) the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

               None.












































Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    Date:  October 7, 1996


                    Signature:  Elizabeth C. Mayer Grantor Trust

                                By:   /s/ Gay A. Mayer
                                     Gay A. Mayer, Trustee